FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 30, 2019

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized

(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. reports Third Quarter 2019 Financial Results in an investor conference”, dated October 30, 2019.

2.	Taiwan Stock Exchange filing entitled, “AU Optronics Corp. Third Quarter 2019 Results”, dated October 30, 2019

Item 1

News Release

AU Optronics Reports Third Quarter 2019 Financial Results

Issued by: AU Optronics Corp.
Issued on: October 30, 2019

Hsinchu, Taiwan, October 30, 2019–

AU Optronics Corp. ("AUO" or the "Company") (TSE: 2409) today held its investor conference and announced its consolidated financial results for the third quarter of 2019(1).

Consolidated revenues for the third quarter of 2019 were NT$70.05 billion, flat quarter-over-quarter. AUO’s net loss attributable to owners of the Company for the third quarter of 2019 was NT$3.99 billion, with a basic EPS(2) of -NT$0.41.

In the third quarter of 2019, large-sized panel(3) shipments totaled around 28.67 million units, up by 5.5% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 35.60 million units, up by 7.8% quarter-over-quarter.

Highlights of consolidated results for the third quarter of 2019

•	Revenues of NT$70.05 billion

•	Operating loss of NT$5.44 billion

•	Net loss attributable to owners of the Company at NT$3.99 billion

•	Basic EPS(2) was -NT$0.41

•	Gross margin was -0.4%

•	Operating margin was -7.8%

•	EBITDA(4) margin was 5.0%

•	Operating margin of Display Segment was -7.7%

•	EBITDA(4) margin of Display Segment was 5.2%

Looking back to the third quarter, although the year-end restocking demand was not as strong as expected, the Company’s shipment in terms of area still increased from the previous quarter. However, as new capacities kept being added to the market, the panel prices had continued to fall, especially for commodity products. As a result, the Company reported flat quarterly revenues with widening losses for the third quarter. In terms of the financial structure of the Company, inventory turnover days were 34 days and net debt to equity ratio was 18.4%. Both metrics were maintained at a healthy status.

 1/2

Looking into the fourth quarter, while entering the traditionally slower season, the market imbalance is expected to continue. During the slower season, the Company intends to moderately adjust its utilization rate, and speed up development of new models for the coming year. Meanwhile, AUO will continue working on value transformation and technological innovation, exploring value-added markets, and expanding profit-generating product lines, so as to persevere the industry downturn.

(1) All financial information was prepared by the Company in accordance with Taiwan IFRS.

(2)	Basic EPS in the third quarter of 2019 were calculated based on the weighted average outstanding shares of the reporting quarter (9,623 million shares).

(3) Large size refers to panels that are 10 inches and above.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the world’s leading providers of optoelectronic solutions. Based on its profound R&D and manufacturing experience, AUO offers a full range of display applications and smart solutions integrating software and hardware, and leverages its core expertise to enter new business areas such as solar, smart retail, general health, circular economy and smart manufacturing service. Additionally, AUO has also been named to the Dow Jones Sustainability World Index since 2010. AUO’s consolidated net revenues in 2018 were NT$307.63 billion. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TSE: 2409), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release include “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on March 29, 2019. In addition, our SEC reports, including our Annual Report on Form 20-F contains other information on these and other factors that could affect our financial results and cause actual results to differ materially from any forward-looking information we may provide. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

For more information, please contact:

Public Communication Dept.

Jessie Lee	Tel: +886-3-5008800 ext 3206	Email : jessie.jc.lee@auo.com
Katie Chen	Tel: +886-3-5008800 ext 3615	Email : katie.chen@auo.com

 2/2

 Item 2

AU Optronics Corp.

Third Quarter 2019 Results

Investor Conference

Oct. 30, 2019

Safe Harbor Notice

•	The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

•	Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

•	Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

•	Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Statement of Comprehensive Income

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million
	3Q19		2Q19		QoQ %	3Q18

Net Sales	70,053	100.0%	70,065	100.0%	(0.0%)	81,043	100.0%
Cost of Goods Sold	(70,325)	(100.4%)	(68,082)	(97.2%)	3.3%	(72,402)	(89.3%)
Gross Profit(Loss)	(272)	(0.4%)	1,983	2.8%	－	8,641	10.7%
Operating Expenses	(5,165)	(7.4%)	(5,403)	(7.7%)	(4.4%)	(5,572)	(6.9%)
Operating Profit(Loss)	(5,437)	(7.8%)	(3,420)	(4.9%)	59.0%	3,069	3.8%
Net Non-operating Income(Expenses)	720	1.0%	1,136	1.6%	(36.6%)	2,109	2.6%
Profit(Loss) before Tax	(4,717)	(6.7%)	(2,284)	(3.3%)	106.5%	5,177	6.4%
Net Profit(Loss)	(4,737)	(6.8%)	(2,828)	(4.0%)	67.5%	4,319	5.3%
Net Profit Attributable to Owners of Company	(3,987)	(5.7%)	(2,682)	(3.8%)	48.6%	4,318	5.3%
Basic EPS (NT$)(a)	(0.41)		(0.28)		46.4%	0.45

Operating Profit + D&A	3,509	5.0%	5,641	8.1%	(37.8%)	11,808	14.6%

Display Segment Information:
Net Sales	67,284	100.0%	66,960	100.0%	0.5%	77,183	100.0%
Operating Profit(Loss)	(5,178)	(7.7%)	(3,206)	(4.8%)	61.5%	3,350	4.3%
Operating Profit + D&A	3,520	5.2%	5,598	8.4%	(37.1%)	11,782	15.3%

Unit Shipments (mn)(b)
Large Size Panels	28.7		27.2		5.5%	29.8
Small & Medium Size Panels	35.6		33.0		7.8%	42.6

a)	Basic EPS in 3Q19 was calculated based on the weighted average outstanding shares of the reporting quarter (9,623m shares); Basic EPS in 2Q19 and 3Q18 were calculated based on the weighted average outstanding shares of the reporting quarter (9,624m shares).

b)	Large size refers to panels that are 10 inches and above

Consolidated Balance Sheet Highlights

Amount : NT$ Million
	3Q19	2Q19	QoQ %	3Q18
Cash and Cash Equivalents (a )
	71,149	80,096	(11.2%)	63,060
Inventory	25,435	26,614	(4.4%)	27,235
Short Term Debt (b )	9,250	8,343	10.9%	25,964
Long Term Debt	98,378	99,717	(1.3%)	62,861
Equity	198,531	205,018	(3.2%)	217,275
Total Assets	407,291	421,792	(3.4%)	411,900

Inventory Turnover (Days)(c)	34	36		34
Net Debt to Equity (d )	18.4%	13.6%		11.9%

a)	Excluding time deposit with maturity longer than 3 months (NT$0m in 3Q19, 2Q19 and 3Q18 )

b)	Short term debt refers to all interest bearing debt maturing within one year

c)	Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

d)	Net Debt to Equity = (Short Term Debt + Long Term Debt - Cash and Cash Equivalents) / Equity

Consolidated Cash Flow Highlights

Amount : NT$ Million
	3Q19	2Q19	QoQ

From Operating Activities	3,941	7,225	(3,284)
Profit(Loss) before Tax	(4,717)	(2,284)	(2,433)
Depreciation & Amortization	8,946	9,061	(115)
Net Change in Working Capital	183	1,964	(1,781)
From Investing Activities	(6,742)	(8,134)	1,392
Capital Expenditure	(7,429)	(7,870)	441
From Financing Activities	(4,915)	12,536	(17,452)
Net Change in Debt	447	12,701	(12,253)
Net Change in Cash(a )	(8,946)	11,476	(20,422)

a)	In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

Display Revenue Breakdown by Application

100%
80%
60%
40%
20%
0%
37%
39%
39%
36%
30%
18%
16%
17%
15%
15%
25%
26%
24%
26%
29%
20%
19%
20%
23%
26%
3Q18
4Q18
1Q19
2Q19
3Q19
TV
Monitor
Mobile PC and Device
Commercial and Others

- Mobile PC and Device: including displays for notebook, tablet and mobile phones.
- Commercial and Others: including displays for automobile, industrial PC, ATM, point of sale (POS), pachinko, medical equipment, and etc.

Display Revenue Breakdown by Size

100%
80%
60%
40%
20%
0%
24%
10%
21%
28%
17%
25%
11%
18%
29%
17%
26%
11%
19%
28%
16%
24%
10%
18%
30%
18%
21%
7%
17%
35%
20%
3Q18
4Q18
1Q19
2Q19
3Q19
>=50"
39"<=size<50"
20"<=size<39"
10"<=size<20"
size<10"

Consolidated Shipments & ASP by Area

Consolidated Small & Medium Panel

Shipments by Area & Revenues

www.auo.com

ir@auo.com

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Three Months Ended September 30, 2019 and 2018 and June 30, 2019

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison

		3Q19		3Q18			3Q19		2Q19
	USD	NTD	%	NTD	YoY%	USD	NTD	%	NTD	QoQ%

Net Sales	2,256	70,053	100.0	81,043	(13.6)	2,256	70,053	100.0	70,065	(0.0)
Cost of Goods Sold	2,265	70,325	100.4	72,402	(2.9)	2,265	70,325	100.4	68,082	3.3

Gross Profit(Loss)	(9)	(272)	(0.4)	8,641	－	(9)	(272)	(0.4)	1,983	－

Operating Expenses	166	5,165	7.4	5,572	(7.3)	166	5,165	7.4	5,403	(4.4)

Operating Profit(Loss)	(175)	(5,437)	(7.8)	3,069	－	(175)	(5,437)	(7.8)	(3,420)	59.0

Net Non-operating Income(Expenses)	23	720	1.0	2,109	(65.8)	23	720	1.0	1,136	(36.6)

Profit(Loss) before Income Tax	(152)	(4,717)	(6.7)	5,177	－	(152)	(4,717)	(6.7)	(2,284)	106.5

Income Tax Expense	(1)	(20)	(0.0)	(858)	(97.6)	(1)	(20)	(0.0)	(545)	(96.3)

Net Profit(Loss)	(153)	(4,737)	(6.8)	4,319	－	(153)	(4,737)	(6.8)	(2,828)	67.5

Other Comprehensive Income(Loss)	(48)	(1,503)	(2.1)	(1,971)	(23.7)	(48)	(1,503)	(2.1)	(326)	361.8

Total Comprehensive Income(Loss)	(201)	(6,240)	(8.9)	2,348	－	(201)	(6,240)	(8.9)	(3,154)	97.9
Net Profit(Loss) Attributable to:

Owners of Company	(128)	(3,987)	(5.7)	4,318	－	(128)	(3,987)	(5.7)	(2,682)	48.6
Non-Controlling Interests	(24)	(750)	(1.1)	1	－	(24)	(750)	(1.1)	(146)	414.2

Net Profit(Loss)	(153)	(4,737)	(6.8)	4,319	－	(153)	(4,737)	(6.8)	(2,828)	67.5
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(163)	(5,068)	(7.2)	2,909	－	(163)	(5,068)	(7.2)	(2,854)	77.6
Non-Controlling Interests	(38)	(1,173)	(1.7)	(561)	109.1	(38)	(1,173)	(1.7)	(300)	290.9

Total Comprehensive Income(Loss)	(201)	(6,240)	(8.9)	2,348	－	(201)	(6,240)	(8.9)	(3,154)	97.9

Basic Earnings Per Share	(0.013)	(0.41)		0.45		(0.013)	(0.41)		(0.28)
Basic Earnings Per ADS(2)
	(0.133)	(4.14)		4.49		(0.133)	(4.14)		(2.79)
Weighted-Average Shares Outstanding ('M)		9,623		9,624			9,623		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.05 per USD as of September 30, 2019

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Statements of Comprehensive Income

For the Period Ended September 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison

	Nine Months 2019			Nine Months 2018
	USD	NTD	%	NTD	YoY%

Net Sales	6,661	206,823	100.0	230,541	(10.3)
Cost of Goods Sold	6,598	204,869	99.1	206,485	(0.8)

Gross Profit	63	1,954	0.9	24,056	(91.9)

Operating Expenses	512	15,912	7.7	15,934	(0.1)

Operating Profit(Loss)	(450)	(13,957)	(6.7)	8,121	－

Net Non-operating Income(Expenses)	66	2,055	1.0	3,445	(40.3)

Profit(Loss) before Income Tax	(383)	(11,903)	(5.8)	11,566	－

Income Tax Expense	(18)	(555)	(0.3)	(3,180)	(82.5)

Net Profit(Loss)	(401)	(12,458)	(6.0)	8,386	－

Other Comprehensive Income(Loss)	(25)	(765)	(0.4)	(1,791)	(57.3)

Total Comprehensive Income(Loss)	(426)	(13,223)	(6.4)	6,596	－
Net Profit(Loss) Attributable to:

Owners of Company	(334)	(10,357)	(5.0)	9,880	－
Non-Controlling Interests	(68)	(2,101)	(1.0)	(1,494)	40.6

Net Profit(Loss)	(401)	(12,458)	(6.0)	8,386	－
Total Comprehensive Income(Loss) Attributable to:

Owners of Company	(348)	(10,807)	(5.2)	8,509	－
Non-Controlling Interests	(78)	(2,416)	(1.2)	(1,914)	26.3

Total Comprehensive Income(Loss)	(426)	(13,223)	(6.4)	6,596	－

Basic Earnings Per Share	(0.03)	(1.08)		1.03
Basic Earnings Per ADS(2)
	(0.35)	(10.76)		10.27
Weighted-Average Shares Outstanding ('M)		9,624		9,624

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.05 per USD as of September 30, 2019

  (2) 1 ADS equals 10 common shares

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Balance Sheets

September 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	September 30, 2019			September 30, 2018		YoY
ASSETS	USD	NTD	%	NTD	%	NTD	%
Cash and Cash Equivalents	2,291	71,149	17.5	63,060	15.3	8,090	12.8
Notes & Accounts Receivables	1,284	39,866	9.8	49,685	12.1	(9,819)	(19.8)
Other Current Financial Assets	140	4,353	1.1	3,447	0.8	906	26.3
Inventories	819	25,435	6.2	27,235	6.6	(1,800)	(6.6)
Other Current Assets	136	4,221	1.0	4,250	1.0	(29)	(0.7)
Total Current Assets	4,671	145,025	35.6	147,676	35.9	(2,652)	(1.8)
Long-term Investments	441	13,688	3.4	13,279	3.2	409	3.1
Net Fixed Assets	6,861	213,038	52.3	224,289	54.5	(11,251)	(5.0)
Right-of-use Assets	401	12,442	3.1	0	0.0	12,442	－
Other Non-Current Assets	744	23,098	5.7	26,656	6.5	(3,558)	(13.3)
Total Non-Current Assets	8,447	262,266	64.4	264,224	64.1	(1,958)	(0.7)
Total Assets	13,117	407,291	100.0	411,900	100.0	(4,609)	(1.1)
LIABILITIES
Short-term Borrowings	40	1,237	0.3	1,556	0.4	(319)	(20.5)
Notes & Accounts Payable	1,780	55,260	13.6	57,975	14.1	(2,715)	(4.7)
Current Installments of Long-term Borrowings	258	8,013	2.0	24,408	5.9	(16,395)	(67.2)
Current Financial Liabilities	2	70	0.0	217	0.1	(147)	(67.8)
Accrued Expense & Other Current Liabilities	706	21,932	5.4	29,302	7.1	(7,369)	(25.2)
Machinery and Equipment Payable	208	6,452	1.6	11,460	2.8	(5,008)	(43.7)
Total Current Liabilities	2,994	92,963	22.8	124,917	30.3	(31,954)	(25.6)
Long-term Borrowings	3,168	98,378	24.2	62,861	15.3	35,517	56.5
Other Non-Current Liabilities	561	17,418	4.3	6,847	1.7	10,571	154.4
Total Non-Current Liabilities	3,729	115,796	28.4	69,708	16.9	46,088	66.1
Total Liabilities	6,723	208,760	51.3	194,625	47.3	14,134	7.3
EQUITY
Common Stock	3,100	96,242	23.6	96,242	23.4	0	0.0
Capital Surplus	1,947	60,463	14.8	60,600	14.7	(137)	(0.2)
Retained Earnings	1,020	31,677	7.8	46,610	11.3	(14,933)	(32.0)
Other Equity	(42)	(1,297)	(0.3)	(1,188)	(0.3)	(110)	9.2
Treasury Stock	(8)	(235)	(0.1)	0	0.0	(235)	－
Non-Controlling Interests	376	11,681	2.9	15,011	3.6	(3,330)	(22.2)
Total Equity	6,394	198,531	48.7	217,275	52.7	(18,744)	(8.6)
Total Liabilities & Equity	13,117	407,291	100.0	411,900	100.0	(4,609)	(1.1)

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.05 per USD as of September 30, 2019

   (2) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Condensed Cash Flow Statements

For the Period Ended September 30, 2019 and 2018

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2019		Nine Months 2018

	USD	NTD	NTD
Cash Flow from Operating Activities:

Profit(Loss) before Income Taxes	(383)	(11,903)	11,566
Depreciation & Amortization	875	27,157	25,264
Share of Profit of Equity-Accounted Investees	(8)	(253)	(251)
Changes in Working Capital	(64)	(1,979)	(8,197)
Changes in Others	(70)	(2,162)	(919)

Net Cash Provided(Used) by Operating Activities	350	10,860	27,462
Cash Flow from Investing Activities:
Acquisitions of Financial Assets Measured at Fair Value	(86)	(2,663)	(5,497)
Proceeds from Disposal of Financial Assets Measured at Fair Value	94	2,911	520
Acquisitions of Equity-Accounted Investees	0	0	(685)
Acquisitions of Property, Plant and Equipment	(759)	(23,554)	(26,475)
Proceeds from Disposal of Property, Plant and Equipment	4	138	3,292
Decrease(Increase) in Other Financial Assets	2	56	5
Decrease(Increase) in Other Assets	0	14	(168)
Net Cash Increase(Decrease) Resulting from Change in Consolidated Entity	0	0	(514)

Net Cash Provided(Used) in Investing Activities	(744)	(23,098)	(29,521)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	22	697	(1,808)
Increase(Decrease) in Long-term Borrowings	661	20,527	(23,260)
Payment of Lease Liabilities	(17)	(520)	0
Increase(Decrease) in Guarantee Deposits	0	8	(4)
Cash Dividends	(155)	(4,812)	(14,436)
Payments to Acquire Treasury Shares	(8)	(235)	0
Changes in Non-Controlling Interests and Others	(14)	(426)	(136)

Net Cash Provided(Used) by Financing Activities	491	15,240	(39,645)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(33)	(1,015)	(257)

Net Increase(Decrease) in Cash and Cash Equivalents	64	1,986	(41,961)
Cash and Cash Equivalents at Beginning of Period	2,227	69,163	105,021

Cash and Cash Equivalents at End of Period	2,291	71,149	63,060

Note: (1) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 31.05 per USD as of September 30, 2019

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 30, 2019	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer